OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2014
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OCZ Technology Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67086E303

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (01-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 67086E303

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gruber and McBaine Capital Management, LLC.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.		SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 91,812

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 91,812

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 91,812

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.		Percent of Class Represented by Amount in Row (9) 0.1%

12.		Type of Reporting Person (See Instructions) IA & OO

CUSIP No. 67086E303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon D. Gruber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 1,250,921

	6.	Shared Voting Power 91,812

	7.	Sole Dispositive Power 1,250,921

	8.	Shared Dispositive Power 91,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,733

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67086E303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Patterson McBaine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 139,986

	6.	Shared Voting Power 91,812

	7.	Sole Dispositive Power 139,986

	8.	Shared Dispositive Power 91,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,798

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).................................

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer: OCZ Technology Group, Inc.
(b)	Address of Issuer's Principal Executive Offices: 6373 San Ignacio Avenue San Jose, CA 95119

Item 2.
(a)	Name of Person Filing: Gruber & McBaine Capital Management, LLC ("GMCM") Jon D. Gruber ("Gruber") J. Patterson McBaine ("McBaine") Lagunitas Partners ("Lagunitas")
(b)	Address of Principal Business Office or, if none, Residence:

234 Van Ness Avenue, Suite 5, San Francisco, CA 94102

(c)	Citizenship: See item 4 of cover sheet.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 67086E303

Item 3.		If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[x]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
See Items 5-9 and 11 of the cover page for each Filer.

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

GMCM is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. Gruber & McBaine are the Managers, controlling persons and portfolio managers of GMCM. No individual clients holdings of the Stock are more than five percent of the outstanding Stock. Lagunitas is an investment limited partnerships of which GMCM is the general partner.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.		Identification and Classification of Members of the Group

GMCM, Gruber, and McBaine constitute a group within the meaning of Rule 13d-5(b). Lagunitas is not a member of any group and disclaims beneficial ownership of the securities with respect to its ownership is reposited.

Item 9.		Notice of Dissolution of Group
Not Applicable

Item 10.		Certification
(a)

The following certification shall be included with respect to GMCM, and McBaine:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included with respect to Gruber,:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013 Gruber & McBaine Capital Management, LLC By: /s/ J. Patterson McBaine Title: Manager

/s/ Jon D. Gruber

Jon D. Gruber

/s/ J. Patterson McBaine

J. Patterson McBaine

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)